May 4, 2018

Keira Nakada

Kevin Vaughn

Ada D. Sarmento

Christine Westbrook

Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Aptinyx Inc.
Draft Registration Statement on Form S-1
Submitted March 30, 2018
CIK No. 0001674365

Dear Ms. Nakada:

On behalf of our client, Aptinyx Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated April 26, 2018 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on March 30, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 submitted March 30, 2018

Prospectus Summary

Risks associated with our business, page 1

1.                                               Please expand your disclosure to highlight the risk that concentration of share ownership will result in executive officers, directors, principal shareholders and their affiliates having the ability to exercise significant control over the Company after the offering, as discussed on page 62.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 5 of the Amended DRS to highlight the risk associated with the concentration of ownership.

Implications of Being an Emerging Growth Company, page 5

2.                                     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing the Staff with copies of the investor presentation that was distributed during “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Risk Factors, page 11

3.                                     We note your disclosure on page 182 that your amended and restated bylaws will contain an exclusive forum provision. Please present risks related to the exclusive forum provision in a separately captioned risk factor, including a discussion that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on pages 64, 65, 185, and 186 to address the risks related to the exclusive forum provision and has included a discussion regarding the limitations on a stockholder’s ability to bring a claim in a favorable jurisdiction in a separately captioned risk factor on pages 64 and 65.

4.                                     It appears from your disclosure that you do not retain any commercialization rights to future payments with respect to any compound optioned by Allergan under your research and collaboration agreement. Please include a risk factor discussing the risk that you may fail to capitalize on compounds identified using your discovery platform that are optioned by Allergan for which the Company does not retain any commercialization rights to future payments.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on page 36 to further discuss the risk associated with Allergan’s ability to option compounds for which the Company does not retain any commercialization rights for future payments.

Use of Proceeds, page 69

5.                                   If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained such as the completion of the planned Phase 2 clinical study for NYX-458, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on page 71 to provide additional details regarding its anticipated use of proceeds. The Company supplementally advises the Staff that key determinants of expenditures include guidance from the Food and Drug Administration and timing of regulatory approvals.  Additionally, there are uncertainties inherent in the drug development process including pre-clinical and clinical studies and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical studies. For the foregoing reasons, the Company respectfully advises the Staff that it believes specifically quantifying the funds needed to complete the development of each of its planned clinical study at this time would be premature and speculative.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgements and Estimates

Determination of the Fair Value of Common Stock, page 88

6.                                     Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide an analysis explaining the differences in valuations once it has a preliminary estimated offering price range.

Business, page 91

7.                                     We note your disclosure on pages 79, 83 and 84 that you have received certain research and development grants from the U.S. government.  Please disclose in this section whether there are any repayment or royalty obligations with respect to these grants.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on pages 80, 81, 82, and 87 to indicate that there are no repayment or royalty obligations with respect to the research and development grants from the U.S. government.

NYX-2925

Preclinical data, page 110

8.                                     Please revise your disclosure to indicate the dates on which you conducted the preclinical studies for NYX-2925. Please also tell us whether the examples shown represent results that were achieved consistently in the preclinical studies. Please make similar revisions with respect to your discussion of preclinical studies for your other product candidates.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on page 113 to indicate the dates of the preclinical studies for NYX-2925, on page 122 to indicate the dates of the preclinical studies for NYX-783, and on page 127 to indicate the dates of the preclinical studies for NYX-458. The Company has also revised the Amended DRS on pages 113 and 128 to discuss the consistency of results of the preclinical studies.

Research collaboration agreement with Allergan, page 128

9.                                     We note your disclosure that the research collaboration agreement will continue in effect until the expiration of the option period with respect to all collaboration compounds. Please expand your disclosure to include the option period and the specified anniversary of the effective date relevant to the research term under the agreement.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on page 132 to include the option period and the specified anniversary of the effective date relevant to the research term under the agreement.

Employment Arrangements with Our Named Executive Officers, page 160

10.                            We note your disclosure in this section that you have entered into non-competition, non- solicitation, confidentiality and assignment agreements with each of your named executive officers.  Please file these agreements as exhibits or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:   The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the non-competition, non-solicitation, confidentiality and assignment agreements with each of the Company’s named executive officers are not compensatory plans, contracts or arrangements of the type contemplated by Item 601(b)(10)(iii), but rather fall into the exception from the requirement to file set out in Item 601(b)(10)((iii)(C)(4). These agreements are the Company’s standard form agreements, which were not negotiated or customized for the employee at the time of hire and which apply to employees, officers, and directors generally. Additionally, these agreements do not reflect the named executives’ current positions, job requirements, salary, incentive plan opportunities, equity compensation benefits or severance benefits. For the foregoing reasons, the Company respectfully advises the Staff that it does not believe these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 176

11.                              Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by the entities affiliated with Adams Street Partners.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 180 of the Amended DRS to identify the natural persons who have voting and investment control of the shares held by the entities affiliated with Adams Street Partners.

Notes to Financial Statements

4.  Research collaboration and development services agreements with Allergan, page F-14

12.                              Please revise to identify the product candidate for which the collaboration and grant revenues were record, providing quantification by product candidate.  Clearly disclose the nature of expenses that are reimbursable, clarifying what type of project expenses do not qualify for reimbursement.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page F-15 of the Amended DRS to provide further information regarding the revenues and reimbursements in connection with the collaboration with Allergan. Specifically, the Company is only reimbursed for the costs of discovering, screening, and profiling compounds from the Company’s NMDAr modulator platform up until the point that compounds are selected by one of the collaboration parties. Accordingly, all of the Company’s research and development expenses related to the Company’s three lead product candidates, NYX-2925, NYX-783 and NYX-458 (which are no longer subject to the collaboration), do not qualify for reimbursement under the research collaboration agreement.

General

13.                              Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:  The Company acknowledges the Staff’s comment and informs the Staff that the Amended DRS contains all graphics, visual, or photographic information that it presently believes it will provide in the printed prospectus prior to its use.  The Company undertakes to include additional graphic, visual, or photographic information, if any, in a future pre-effective amendment to the Draft Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1218.

Sincerely,

/s/ Caitlin Murray
Caitlin Murray

Enclosures

cc:                                Norbert G. Riedel, Aptinyx Inc.

Ashish Khanna, Aptinyx Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Art McGivern, Goodwin Procter LLP